EXHIBIT 99.1

Mandatory notification of trade

On 11 September 2015 Geveran Trading Co Ltd (Geveran), which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, acquired 3 million shares in Marine Harvest pursuant under the forward contract announced on 23 December 2013.

On 11 September 2015 Framar AS (Framar) (previously named Profond Holding AS), a company owned by Marine Harvest's Chairman Ole-Eirik Lerøy, acquired 3 million shares in Marine Harvest from Geveran under the forward contract announced on 23 December 2013.

On 11 September 2015 Framar sold 2.5 million shares in Marine Harvest at a price of NOK 96.86 per share.

Subsequent to these transactions Ole-Eirik Lerøy and his affiliates hold 3,222,000 shares in Marine Harvest corresponding to 0.72% of the issued share capital.

Geveran's net exposure to Marine Harvest share is unchanged. Geveran holds 117,351,603 shares representing 26.07% of the issued share capital of Marine Harvest. In addition Geveran hold a TRS agreement with an exposure to 3 million shares in Marine Harvest.

This information is subject to the disclosure requirements pursuant to section 4-1 of the Norwegian Securities Trading Act.